Exemption number: 82 4639

KGHM Polska Miedź S.A.

ul. M. Skłodowskiej-Curie 48, 59-301 Lubin, POLAND
phone: (48 76) 84 78 200, fax: (48 76) 84 78 500

To:	**Division of Corporation Finance**		
Firm:	**United S[redacted]es Securities [redacted]ge Commission**	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
Co[redacted]	**[redacted]rciniak** **[redacted]or Relations**	*Phone:* *Fax:*	*(48 76) 84 78 280* *(48 76) 84 78 205*
[redacted]	*[redacted]t also provided to required statutory authorities*		
		Date:	*14 August 2002*
	Number of pages (including this one):		*18*

In accordance with §57, section 2 of the Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, item 1569 and from 2002 - No 31, item 280, the Board of Management of KGHM Polska Miedź S.A. hereby provides the consolidated quarterly report for the 2nd quarter of 2002.

SELECTED FINANCIALS ITEMS	in '000 PLN		in '000 EUR	
	2 quarters accrued/2002 period from 1 January 2002 to 30 June 2002	2 quarters accrued/2001 period from 1 January 2001 to 30 June 2001	2 quarters accrued/2002 period from 1 January 2002 to 30 June 2002	2 quarters accrued/2001 period from 1 January 2001 to 30 June 2001
I. Net revenue from the sale of products, goods and materials	2 493 261	2 378 333	673 381	664 228
II. Operating profit (loss)	107 288	78 878	28 976	22 029
III. Profit (loss) before taxation	(18 859)	56 682	(5 093)	15 830
IV. Net profit (loss)	(63 814)	14 599	(17 235)	4 077
V.Net cash flow from operations	244 044	55 452	65 912	15 487
VI. Net cash flow from investing activities	(274 294)	(725 829)	(74 082)	(202 712)
VII. Net cash flow from financing activities	127 920	731 356	34 549	204 255
VIII. Total net cash flow	97 670	60 979	26 379	17 030
IX. Total assets	8 201 462	8 009 582	2 045 712	2 370 891
X. Liabilities and provisions for liabilities	4 995 826	4 000 631	1 246 121	1 184 214
XI. Long term liabilities	272 223	280 346	67 901	82 984
XII. Short term liabilities	3 294 632	2 442 600	821 788	723 026
XIII. Shareholders' funds	3 186 610	3 989 237	794 844	1 180 842
XIV. Share capital	2 000 000	2 000 000	498 865	592 014
XV. Shares outstanding	200 000 000	200 000 000	200 000 000	200 000 000
XVI. Profit (loss) per ordinary share (in PLN/EUR)	(0.32)	0.07	(0.09)	0.02
XVII.Diluted profit (loss) per ordinary share (in PLN/EUR)				
XVIII. Net assets per share (in PLN/EUR)	15.93	19.95	3.97	5.90
XIX. Diluted net assets per share (in PLN/EUR)				
XX. Declared or paid dividend per ordinary share (in PLN/EUR)				

Court of record of incorporation and registration number:
Sąd Rejonowy dla Wrocławia Fabrycznej IX Wydział Gospodarczy Krajowego Rejestru Sądowego Nr KRS 23302
President of the Management Board: Stanisław Speczik,
Vice-Presidents of the Management Board: Stanisław Siewierski, Witold Bugajski, Grzegorz Kubacki, Jarosław Andrzej Szczepek
Share capital: PLN 2 000 000 000 (two thousand million)

EXEMPTION NUMBER: 82 4639

(in '000 PLN)

CONSOLIDATED BALANCE SHEET	as at 30 June 2002 end of quarter	as at 31 March 2002 end of prior quarter	as at 30 June 2001 end of quarter	as at 31 March 2001 end of prior quarter
ASSETS				
I. Fixed Assets	5 904 242	5 904 339	5 860 665	5 649 633
1. Intangible fixed assets, of which:	38 886	40 787	54 784	54 368
- goodwill	2 152	2 219	2 829	2 902
2. Goodwill of subordinated entities			112 609	118 091
3. Tangible fixed assets	4 542 626	4 516 110	4 155 951	3 995 826
4. Long term debtors	3 886	3 889	4 371	9 265
4.1. From related entities				
4.2. From other entities	3 886	3 889	4 371	9 265
5. Long term investments	623 477	615 833	615 068	548 704
5.1. Real estate	5 068	5 068		
5.2. Intangible fixed assets				
5.3. Long term financial assets	618 409	610 765	615 068	548 704
a) in related entities, of which:	38 890	32 712	42 954	42 831
-shares in subordinated entities valued by the equity method	38 883	32 705	42 943	42 824
- shares in subsidiaries and co-subsidiary entities not subject to consolidation				
b) in other entities	579 519	578 053	572 114	505 873
5.4. Other long term investments				
6. Long term prepayments	695 367	727 720	917 882	923 379
6.1. Deferred tax asset	192 593	201 465	199 129	175 287
6.2. Other prepayments	502 774	526 255	718 753	748 092
II. Current assets	2 297 220	2 175 167	2 148 917	2 138 008
1. Inventory	1 080 821	1 024 082	1 021 742	981 164
2. Short term debtors	597 734	645 366	509 391	520 183
2.1. From related entities	5 627	1 174	2 715	3 470
2.2. From other entities	592 107	644 192	506 676	516 713
3. Short term investments	479 907	372 053	477 230	501 755
3.1 Short term financial assets	479 907	372 053	477 230	501 755
a) in related entities		931	8 259	500
b) in other entities	245 655	243 265	229 230	254 564
c) cash and cash equivalents	234 252	127 857	239 741	246 691
3.2. Other short term investments				
4. Short term prepayments	138 758	133 666	140 554	134 906
Total assets	8 201 462	8 079 506	8 009 582	7 787 641
SHAREHOLDERS' FUNDS AND LIABILITIES				
I. Shareholder's Funds	3 186 610	3 204 786	3 989 237	4 190 812
1. Share capital	2 000 000	2 000 000	2 000 000	2 000 000
2. Called up share capital not paid				
3. Own shares				
4. Reserve capital	1 227 680	1 403 203	1 407 966	979 989
5. Revaluation reserve capital	759 868	712 732	758 536	753 466
6. Other reserve capital	648	510	510	510
7. Exchange rate differences arising from subordinated entities	20 120	19 937	16 950	19 544
a. positive differences	20 120	19 937	16 950	19 544
b. negative differences				
8. Profit (loss) from prior years	(757 892)	(934 536)	(209 324)	401 029
9. Net profit (loss)	(63 814)	2 940	14 599	36 274
10. Write-off of net profit in the financial year				
II. Minority interest	18 312	17 960	17 764	18 240
III. Negative goodwill of subordinated entities	714	852	1 950	2 293

EXEMPTION NUMBER: 82 4639

IV. Liabilities and provisions for liabilities	**4 995 826**	**4 855 908**	**4 000 631**	**3 576 296**
1. Provisions for liabilities	1 222 533	1 188 959	926 530	912 275
1.1. Provision for deferred income tax	118 496	123 789	77 138	68 592
1.2. Provision for retirement and related benefits	692 172	693 473	530 611	530 869
a) long term	641 216	638 566	480 803	481 444
b) short term	50 956	54 907	49 808	49 425
1.3. Other provisions	411 865	371 697	318 781	312 814
a) long term	288 816	268 241	240 536	231 717
b) short term	123 049	103 456	78 245	81 097
2. Long term liabilities	272 223	259 442	280 346	299 294
2.1. Toward related entities				
2.2. Toward other entities	272 223	259 442	280 346	299 294
3. Short term liabilities	3 294 632	3 246 082	2 442 600	2 036 880
3.1. Toward related entities	30 390	24 836	16 036	16 076
3.2. Toward other entities	3 189 948	3 113 536	2 356 960	1 919 016
3.3. Special funds	74 294	107 710	69 604	101 788
4. Accruals and deferred income	206 438	161 425	351 155	327 847
4.1. Negative goodwill				
4.2. Other accruals and deferred income	206 438	161 425	351 155	327 847
a) long term	2 508	2 600	4 595	3 007
b) short term	203 930	158 825	346 560	324 840
Total shareholders' funds and liabilities	**8 201 462**	**8 079 506**	**8 009 582**	**7 787 641**

Book value	**3 186 610**	**3 204 786**	**3 989 237**	**4 190 812**
Shares outstanding	**200 000 000**	**200 000 000**	**200 000 000**	**200 000 000**
Net assets per share (in PLN)	***15.93***	***16.02***	***19.95***	***20.95***
Diluted shares outstanding				
Diluted net assets per share (in PLN)				

(in 000PLN)

OFF-BALANCE SHEET ITEMS	as at 30 June 2002 end of quarter	as at 31 March 2002 end of prior quarter	as at 30 June 2001 end of quarter	as at 31 March 2001 end of prior quarter
1. Contingent debtors	**68 605**	**74 825**	**75 388**	**60 113**
1.1. From related entities (due to)				
- received guarantees and securities				
1.2. From other entities (due to)	68 605	74 825	75 388	60 113
- received guarantees and securities	336	4 273	1 873	1 738
- contested State budget issues	49 221	52 938	52 792	44 369
- bills of exchange payable	18 690	14 490	17 266	10 791
- other	358	3 124	3 457	3 215
2. Contingent liabilities	**19 496**	**17 014**	**1 099 850**	**576 433**
2.1. Toward related entities (due to)	12 917	16 166	1 099 424	574 007
- granted guarantees and securities	12 917	16 166	1 099 424	574 007
2.2. Toward other entities (due to)	6 579	848	426	2 426
- granted guarantees and securities	6 579	848	426	2 426
3. Other (due to)	**307 234**	**455 097**	**347 553**	**634 938**
- liabilities on bills of exchange	34 708	138 415	30 842	27 090
- contingent penalties	121	121		283
- perpetual usufruct of land	198 478	199 379	194 501	180 776
- liabilities connected with the investment in CONGO			69 615	71 586
- liabilities due to rationalisation and R&D work, and other unrealised agreements	14 287	27 833	34 920	63 642
- rights of recourse by the PSE and TEL ENERGO towards KGHM due to loan guarantee granted to subsidiary of KGHM - Telefonia Dialog S.A.				271 275
- contested State budget liabilities	48 685	50 482		
- other unresolved and disputed issues	10 955	38 867	17 675	20 286
Total Off-Balance Sheet Items	**395 335**	**546 936**	**1 522 791**	**1 271 484**

EXEMPTION NUMBER: 82 4639

(in ' 000 PLN)

CONSOLIDATED PROFIT AND LOSS ACCOUNT	2nd quarter/2002 period from 1 April 2002 to 30 June 2002	2 quarters accrued/2002 period from 1 January 2002 to 30 June 2002	2nd quarter/2001 period from 1 April 2001 to 30 June 2001	2 quarters accrued/2001 period from 1 January 2001 to 30 June 2001
I. Net revenue from the sale of products, goods and materials, of which:	**1 234 408**	**2 493 261**	**1 274 024**	**2 578 333**
-from related entities	4 411	7 676	5 196	6 125
1. Net revenue from the sale of products	1 193 082	2 417 664	1 207 088	2 452 200
2. Net revenue from the sale of goods and materials	41 326	75 597	66 936	126 133
II. Cost of sale of products, goods and materials, of which:	**(995 211)**	**(2 032 945)**	**(1 100 714)**	**(2 098 409)**
-from related entities	(3 113)	(7 299)	(3 954)	(4 673)
1. Cost of manufactured products sold	(964 212)	(1 973 993)	(1 042 514)	(1 989 017)
2. Cost of goods and materials sold	(30 999)	(58 952)	(58 200)	(109 392)
III. Gross profit (I-II)	**239 197**	**460 316**	**173 310**	**479 924**
IV. Selling costs	(24 640)	(45 578)	(29 610)	(51 926)
V. General administrative costs	(146 336)	(288 507)	(156 023)	(319 337)
VI. Profit from sales (III-IV-V)	**68 221**	**126 231**	**(12 323)**	**108 661**
VII. Other operating income	74 042	86 170	5 711	16 765
1. Profit from disposal of non-financial fixed assets	302	780	1 612	2 005
2. Subsidies	117	216	84	164
3. Other operating income	73 623	85 174	4 015	14 596
VIII. Other operating costs	(85 310)	(105 113)	(13 221)	(46 548)
1. Loss from disposal of non-financial fixed assets	(381)	(406)	(355)	(355)
2. Revaluation of non-financial assets	(18 532)	(19 470)	(3 372)	(3 846)
3. Other operating costs	(66 397)	(85 237)	(9 494)	(42 347)
IX. Operating profit (loss) (VI+VII-VIII)	**56 953**	**107 288**	**(19 833)**	**78 878**
X. Financial income	(33 341)	99 609	49 437	259 144
1. Dividends and share in profit, of which:			551	553
-from related entities			551	551
2. Interest, of which:	22 972	31 804	6 632	16 622
-from related entities	1	268	(1 048)	1 309
3. Profit from the disposal of investments	(3 671)	3 195	3 597	7 399
4. Revaluation of investments	(23 202)	83 533	(36 552)	111 436
5. Other	(29 440)	(18 923)	75 209	123 134
XI. Financial costs	(92 345)	(226 515)	(34 896)	(268 047)
1. Interest, of which:	(54 435)	(96 993)	(35 217)	(68 928)
-for related entities	(2)	(231)	(3)	(169)
2. Loss from the disposal of investments			(30 108)	(34 993)
3. Revaluation of investments	23 590	(51 625)	55 778	(136 439)
4. Other	(61 500)	(77 897)	(25 349)	(27 687)
XII. Profit (loss) on the sale of all or some shares in subordinated entities	**(1 016)**	**(1 016)**	**121**	**121**
XIII. Profit (loss) before extraordinary items and taxation (IX+X-XI+/-XII)	**(69 749)**	**(20 634)**	**(5 171)**	**70 096**
XIV. Result on extraordinary items (XIV.1.-XIV.2.)	**5 752**	**1 292**	**(1 301)**	**(1 408)**
1. Extraordinary gains	2 864	3 342	371	902
2. Extraordinary losses	2 888	(2 050)	(1 672)	(2 310)
XV. Write-off of goodwill of subordinated entities	**0**	**0**	**(6 393)**	**(12 730)**
XVI. Write-off of negative goodwill of subordinated entities	**119**	**483**	**364**	**724**
XVII. Profit (loss) before taxation (XIII+/-XIV-XV+XVI)	***(63 878)***	***(18 859)***	***(12 501)***	***56 682***
XVIII. Taxation	**(2 903)**	**(45 732)**	**(10 954)**	**(44 809)**
a) current taxation	(26 464)	(80 861)	(28 210)	(90 380)
b) deferred taxation	23 561	35 129	17 256	45 571
XIX. Other obligatory deductions from profit (loss increase)	**602**			
XX. Share in net profit (loss) of subordinated entities valued by the equity method	**(189)**	**1 484**	**1 304**	**2 197**
XXI. Minorities profit	**(386)**	**(707)**	**476**	**529**
XXII. Net profit (loss) (XIV-XV-XVI+/-XVII)	**(66 754)**	**(63 814)**	**(21 675)**	**14 599**

Net profit (loss) (annualised)	**(861 702)**		**239 998**	
Weighted average number of ordinary shares	**200 000 000**		**200 000 000**	
Net profit (loss) per share (in PLN)	**(4.31)**		**1.20**	
Weighted average diluted number of ordinary shares				
Diluted profit (loss) per ordinary share (in PLN)				

EXEMPTION NUMBER: 82 4639

(in ' 000 PLN)

DESCRIPTION OF CHANGES IN CONSOLIDATED SHAREHOLDERS' FUNDS	2nd quarter/2002 period from 1 April 2002 to 30 June 2002	2 quarters accrued/2002 period from 1 January 2002 to 30 June 2002	2nd quarter/2001 period from 1 April 2001 to 30 June 2001	2 quarters accrued/2001 period from 1 January 2001 to 30 June 2001
I. Shareholders' funds - beginning of the period	**3 204 786**	**3 124 853**	**4 190 812**	**4 048 438**
a) changes of accounting policies	(2)	96 141	11 594	53 152
b) corrections due to error				
I.a. Shareholders' funds - beginning of the period, after adjustment with comparative data	**3 204 784**	**3 220 994**	**4 202 406**	**4 101 590**
1. Share capital - beginning of the period	**2 000 000**	**2 000 000**	**2 000 000**	**2 000 000**
1.1. Changes in share capital				
a) increase, due to:				
- issuance of shares				
b) decrease, due to:				
- redemption of shares				
1.2. Share capital - end of the period	2 000 000	2 000 000	2 000 000	2 000 000
2. Called up capital not paid - beginning of the period				
2.1. Changes in called up capital not paid				
a) increase (due to)				
b) decrease (due to)				
2.2. Called up capital not paid - end of the period				
3.Own shares - beginning of the period				
3.1. Changes in own shares				
a) increase, due to:				
b) decrease, due to:				
3.2. Own shares - end of the period				
4. Reserve capital - beginning of the period	**1 403 203**	**1 425 055**	**979 989**	**1 035 480**
4.1. Changes in reserve capital	(175 523)	(197 375)	427 977	372 486
a) increase, due to:	32 176	154 010	434 986	470 115
- issuance of shares over nominal value				
- from profit distribution (statutory)	109	109	955	1 046
- from profit distribution (over statutorily-required minimum value)	5 645	8 851	427 594	431 947
- transfer from revaluation reserve capital	1 754	2 388	974	2 954
- *consolidation adjustments*	20 858	122 061	200	21 941
- share in change of capital entities valued by equity method		2 603		1 883
- other	3 810	17 998	5 263	10 344
b) decrease, due to:	(207 699)	(351 385)	(7 009)	(97 629)
- coverage of losses	(206 442)	(206 442)	(6 674)	(6 674)
- share in results of entities valued by equity method		(1 112)		(63 410)
- consolidation adjustments	(529)	(17 006)	(561)	(19 557)
- write-off of goodwill from prior years	(1)	(125 348)		(2 681)
- other	(727)	(1 477)	226	(5 307)
4.2. Reserve capital - end of the period	**1 227 680**	**1 227 680**	**1 407 966**	**1 407 966**
5. Revaluation reserve capital - beginning of the period	**712 732**	**736 046**	**753 466**	**735 815**
5.1. Changes in revaluation reserve capital	47 136	23 822	5 070	22 721
a) increase, due to:	56 103	99 123	9 202	35 085
- settlement of derivative instruments	16 035	31 053	34 676	34 676
- acquisition granting significant influence			345	345
- revaluation of hedging transactions, in the effective part	51 148	62 259	(23 542)	
- tax assets	(11 080)		(2 316)	
- other increases		5 811	39	64
b) decrease, due to:	(8 967)	(75 301)	(4 132)	(12 364)
- disposal of fixed assets	(2 940)	(2 940)	(3 061)	(3 061)
- revaluation of hedging transactions, in the effective part	6 150	(59 550)	(3 088)	(7 365)
- sale of shares of entities purchased prior to 1.01.1995	634		79	(1 938)
- provisions for temporary timing differences in taxation	(12 808)	(12 808)	1 938	
- *other decreases*	(3)	(3)		
5.2. Revaluation reserve capital - end of the period	**759 868**	**759 868**	**758 536**	**758 536**
6. Other reserve capital - beginning of the period	**510**	**510**	**510**	**414**
6.1. Changes in other reserve capital	138	138		96
a) increase, due to:	138	138		96
- capital creation from net profit (decision GSM)	138	138		96
b) decrease, due to:				
6.2. Other reserve capital - end of the period	**648**	**648**	**510**	**510**
7. Exchange rate differences arising from subordinated entities	**20 120**	**20 120**	**16 950**	**16 950**

EXEMPTION NUMBER: 82 4639

8. Retained profit (uncovered losses) from prior years - beginning of the period	**(934 536)**	**(1 054 593)**	**401 029**	**303 612**
8.1. Retained profit from prior years - beginning of the period	**100 322**	**57 425**	**753 548**	**713 594**
a) changes to accounting methodology (policies)	(2)	96 651	11 584	53 142
b) corrections due to error				
8.2. Retained profit from prior years - beginning of the period, after adjustment with comparative data	**100 320**	**154 076**	**765 132**	**766 736**
a) increase, due to:		1 528		
-distribution of profit from prior years				
- consolidation adjustments		1 528		
b) decrease, due to:	(18 003)	(76 227)	(649 970)	(687 848)
- coverage of loss from prior years		(14 837)	(21 360)	(24 587)
- increase of reserve capital	(5 802)	(8 960)	(428 550)	(432 993)
- increase of other reserve capital	(138)	(138)	1	(95)
- dividend payment	(3 809)	(6 413)	(200 000)	(205 657)
- payment of bonuses and premiums for employees			(60)	(60)
- consolidation adjustments (including due to permanent loss in value of shares)	(8 254)	(40 071)	64	(24 391)
- other decreases		(5 808)	(65)	(65)
8.3. Retained profit from prior years - end of the period	**82 317**	**79 377**	**115 162**	**78 888**
8.4. Uncovered losses from prior years - beginning of the period	**1 031 918**	**1 111 938**	**316 245**	**409 982**
a) changes to accounting methodology (policies)		510		
b) corrections due to error				
8.5. Uncovered losses from prior years - beginning of the period, after adjustment with comparative data	**1 031 918**	**1 112 448**	**316 245**	**409 982**
a) increase, due to:	(48)	117 977		
- transfer of losses from prior years to be covered				
- consolidation adjustments	(48)	117 977		
b) decrease, due to:	(194 601)	(393 156)	(28 033)	(121 770)
- coverage of loss from profit distribution	173	(14 837)	(22 750)	(24 587)
- increase of reserve capital and other reserve capital	(206 442)	(206 442)	(6 673)	(6 673)
- consolidation adjustments	3 568	(161 827)		(90 510)
- other decreases	8 100	(10 050)	1 390	
8.6. Uncovered losses from prior years - end of the period	**837 269**	**837 269**	**288 212**	**288 212**
8.7. Retained profit (uncovered losses) from prior years - end of the period	**(754 952)**	**(757 892)**	**(173 050)**	**(209 324)**
9. Net result	**(66 754)**	**(63 814)**	**(21 675)**	**14 599**
a) net profit			(21 675)	14 599
b) net loss	(66 754)	(63 814)		
c) write-off from profit				
II. Shareholders' funds - end of the period	**3 186 610**	**3 186 610**	**3 989 237**	**3 989 237**
III. Shareholders' funds, after adjustment for proposed profit distribution (coverage of losses)	**3 186 610**	**3 186 610**	**3 989 237**	**3 989 237**

EXEMPTION NUMBER: 82 4639

(in '000 PLN)

CONSOLIDATED STATEMENT OF CASH FLOWS	2nd quarter/2002 period from 1 April 2002 to 30 June 2002	2 quarters accrued/2002 period from 1 January 2002 to 30 June 2002	2nd quarter/2001 period from 1 April 2001 to 30 June 2001	2 quarters accrued/2001 period from 1 January 2001 to 30 June 2001
A. Cash flow from operations - indirect method				
I. Net profit (loss)	(66 754)	(63 814)	(21 675)	14 599
II. Total adjustments	331 778	307 858	58 225	40 853
1. Minority profits (losses)	386	707	(476)	(529)
2. Share in net (profit) loss of subordinated entities valued by the equity method	189	(1 484)	(1 304)	(2 197)
3. Depreciation, of which:	115 243	230 798	121 459	241 085
- write-off of goodwill of subordinated entities or negative goodwill of subordinated entities	(119)	(483)	6 029	12 006
4. (Profit) loss on exchange rate differences	(7 518)	39 034	(27 558)	(63 645)
5. Interest and share in profits (dividends)	49 590	79 573	34 552	51 975
6. (Profit) loss on investing activities	(60 840)	(63 689)	25 625	27 715
7. Change in provisions	20 664	51 420	15 955	(2 798)
8. Change in inventories	(56 739)	(81 985)	(40 672)	(118 620)
9. Change in debtors	53 834	(15 892)	(145 269)	133 716
10. Change in short term liabilities, excluding loans and credit	43 167	(30 766)	82 776	(268 684)
11. Change in prepayments and accruals	68 760	68 084	50 634	89 597
12. Other adjustments	105 042	32 058	(57 497)	(46 762)
III. Net cash flow from operations (I+/-II)	265 024	244 044	36 550	55 452
B. Cash flow from investing activities				
I. Inflow	332 268	825 370	1 171 882	2 529 183
1. The disposal of intangible assets and tangible fixed assets	1 135	2 402	2 770	5 727
2. The disposal of investments in real estate and intangible assets				
3. From financial assets, of which:	331 616	822 353	1 168 111	2 522 455
a) in related entities	66	7 656	15 236	15 281
- the disposal of financial assets	(37)	7 553	14 685	14 730
- dividends and share in profit			551	551
- repayment of long term loans granted				
- interest	3	3		
- other inflow from financial assets	100	100		
b) in other entities	331 550	814 697	1 152 875	2 507 174
- the disposal of financial assets	326 477	809 492	1 152 390	2 506 277
- dividends and share in profit				2
- repayment of long term loans granted				
- interest	5 054	5 168	479	883
- other inflow from financial assets	19	37	6	12
4. Other investment inflow	(483)	615	1 001	1 001
II. Outflow	(460 596)	(1 099 664)	(1 457 832)	(3 255 012)
1. The purchase of intangible assets and tangible fixed assets	(146 740)	(306 391)	(267 532)	(611 508)
2. Investments in real estate and intangible assets		(10 706)		
3. For financial assets, of which:	(317 111)	(779 177)	(1 188 617)	(2 558 079)
a) in related entities		(1)	2 304	(13 907)
- the acquisition of financial assets		(1)	10 304	(5 907)
- long term loans granted				
b) in other entities	(317 111)	(779 176)	(1 190 921)	(2 544 172)
- the acquisition of financial assets	(317 111)	(779 176)	(1 150 721)	(2 503 972)
- long term loans granted			(40 200)	(40 200)
4. Dividends and other share in profits paid to minorities			(520)	(520)
5. Other investment outflow	3 255	(3 390)	(1 163)	(84 905)
III. Net cash flow from investing activities (I-II)	(128 328)	(274 294)	(285 950)	(725 829)

EXEMPTION NUMBER: 82 4639

C. Cash flow from financing activities				
I. Inflow	**989 718**	**1 302 312**	**1 747 108**	**2 833 401**
1. Net inflow from the issuance of shares and other equity instruments and of payments to capital		497		
2. Credit and loans	989 718	1 301 815	1 745 303	2 831 584
3. The issuance of debt securities			1 817	1 817
4. Other financial inflow			(12)	
II. Outflow	(1 020 019)	(1 174 392)	(1 504 658)	(2 102 045)
1. The acquisition of own shares				
2. Dividends and other shareholder-related payments	(31)	(31)		
3. Other outflow from profit distribution, excepting shareholder-related payments				
4. Repayment of credit and loans	(966 610)	(1 090 942)	(1 469 229)	(2 048 669)
5. The buy-back of debt securities				
6. Due to other financial liabilities				
7. The payment of liabilities from financial leasing agreements				
8. Interest	(53 378)	(83 419)	(35 429)	(53 376)
9. Other financial outflow				
III. Net cash flow from financing activities (I-II)	**(30 301)**	**127 920**	**242 450**	**731 356**
D. Total net cash flow(A.III+/-B.III+/-C.III)	**106 395**	**97 670**	**(6 950)**	**60 979**
E. Change in balance sheet total of cash and cash equivalents, of which:	**106 395**	**97 670**	**(6 950)**	**60 979**
- change in cash and cash equivalents due to exchange rate differences	**(86)**	**97**	**622**	**99**
F. Cash and cash equivalents - beginning of the period	**127 857**	**136 582**	**246 691**	**178 762**
G. Cash and cash equivalents - end of the period (F+/-D), of which:	**234 252**	**234 252**	**239 741**	**239 741**
- including those having limited rights of disposal	431	3 664	2 070	2 070

ADDITIONAL INFORMATION TO THE CONSOLIDATED QUARTERLY REPORT FOR THE SECOND QUARTER OF 2002 – PURSUANT TO § 61 SECTION 7, IN CONNECTION WITH SECTION 4, OF THE RULING OF THE COUNCIL OF MINISTERS DATED 16 OCTOBER 2001 (DZ.U.NR 139, ITEM 1569 AND FROM 2002, DZ.U.NR 31, ITEM 280).

The financial data presented in the quarterly report were prepared based on accounts not yet subjected to half-year review by an auditor.

I. METHODOLOGY APPLIED IN PREPARING THIS REPORT.

1. Introduction

KGHM Polska Miedź S.A., the dominant entity of a Capital Group, fully consolidated 25 subsidiary entities at the end of the second quarter. Six other entities were valued by the equity method.
In the current quarter 81% of the shares of the indirect subsidiary Zakład Usług Wielobranżowych Sp. z o.o. were sold outside the Group.
The consolidated financial report did not apply the equity method of valuation to indirectly associated entities, whose financial data was insignificant from the point of view of an honest presentation of the assets, finances and financial result.

EXEMPTION NUMBER: 82 4639

Data justifying exclusion from consolidation

in '000 PLN

Name of company	Total assets	Percentage share in total assets of issuer	Net revenues from the sale of goods and products, together with income from financial operations	Percentage share in revenues of issuer
Przedsiębiorstwo Usługowe "Mercus Serwis" Sp. z o.o.	338	0.0042	821	0.0228
Przedsiębiorstwo Handlowe "Mercus Plus" Sp. z o.o.	5 797	0.0720	2 085	0.0579
Przedsiębiorstwo Handlowo-Usługowe "Mercus-Bis" Sp. z o.o.	1 940	0.0241	1 556	0.0432
Przedsiębiorstwo Handlowo Usługowe Lubinpex Sp. z o.o.	9 393	0.1167	15 981	0.4434

2. Accounting principles.

The financial data presented in this quarterly report for the current period and comparable prior period were prepared based on principles for the balance sheet date valuation and measurement of financial results. As of 1 January 2002 changes in accounting principles have been applied aimed at their adjustment to the updated Accounting law dated 29 September 1994.

The most important of these changes relate to:

1) in fixed assets
- the transfer of perpetual usufruct rights to land and of rights to residential and business premises, to tangible fixed assets,
- the recognition of financial fixed assets under long term investments,
- the recognition in fixed assets of tax assets arising from temporary differences in income tax, and
- the separation of long term prepayments from prepayments, to be written off in a period over 12 months from the balance sheet date,

2) in current assets
- the recognition of long term trade debtors under current assets,
- the recognition under short term investments of shares held for trading, other short term securities, short term loans granted and other short term assets, including interest charged and derivative instruments having a positive fair value, as well as cash resources and other cash assets: cheques, bills of trade, bills, bank accounts and similar assets,

3) in shareholders' funds
- the accounting and settlement of the effects of market valuation of fixed assets adjusted by the provision created for deferred income tax,
- the charging to undistributed profit of prior years of the effects of changes in accounting principles and of basic errors,
- the settlement in the current financial result of surplus unrealised positive exchange rate differences over negative,

4) under provisions for liabilities, the recognition of the provision for deferred income tax separate from tax assets,
5) under financial liabilities, the recognition of derivative instruments having a negative fair value,
6) under deferred income, the recognition of fixed assets, fixed assets under construction and intangible assets obtained without cost, including as a donation,
7) under net revenue from sales and selling costs, the Company includes excise tax. The amount of this tax has no significant impact on the level of these items.

Significant changes in the principles of valuation relate to:

1) the valuation of production inventories at the level of direct costs and the justifiable part of indirect costs, i.e. costs reflecting normal exploitation of production capacity,

2) the setting of exchange rates in accordance with buy rates, for the valuation of assets, and with sell rates, for the valuation of liabilities,

The effects of changes in principles for the documentation of surplus unrealised positive exchange rate differences over negative and of changes in principles for the setting of appropriate exchange rates for the valuation of assets and liabilities, adjusted by the provision for income tax and the tax asset which arose due to this, were charged as at the restated balance sheet date to undistributed profit from prior years.

In addition, beginning from 1 January 2002 the dominant entity has made the following changes:

- a review of fixed assets depreciation rates, in particular, applying depreciation periods for those fixed assets which will be utilised until the liquidation of particular mining areas to changes in the estimated schedule of mine liquidation.
- short term provisions have ceased to be created for accruals respecting planned maintenance costs,
- short term USD-denominated credit has been drawn, which is treated as an instrument to hedge future cash flows from the sale of products (copper), the setting of whose price is based on the USD exchange rate. The valuation of this instrument is presented in shareholders' funds.

Other accounting principles and revaluations are in accordance with those in the consolidated annual report SARS-2001, published on 26 April 2002.

Data for the comparable prior year period were restated to meet accounting principles in force in the year 2002.

3. Exchange rates applied

The following currency rates were applied in the calculation of selected financial data expressed in EUR:

- for the calculation of turnover, financial results and cash flow for the accrued current period, the rate of 3.7026
- for the calculation of assets and capital as at 30 June 2002, the rate of 4.0091,
- for the calculation of turnover, financial results and cash flow for the accrued comparative period, the rate of 3.5806
- for the calculation of assets and capital as at 30 June 2001, the rate of 3.3783.

II. INFORMATION ON ADJUSTMENTS DUE TO PROVISIONS AND WRITE-OFFS REVALUING ASSETS.

1. Provisions for future expenses and liabilities.

In the current quarter the entities of the Capital Group created or revalued provisions for the following future expenses and liabilities:

- for mine closure costs in KGHM, based on rates arising from anticipated closure costs as estimated at the end of 2001, and reflecting the rate of inflation for the current period. In this estimation there was no change in the current value discount rate. This provision will be reviewed at the end of 2002, in relation to a ruling which is to come into force by the Minister for the Economy on the creation and use of the mine closing funds. — PLN 5 736 thousand
  (PLN 12 925 thousand accrued for the half-year)
- for future liabilities towards employees with respect to retirement-disability rights, jubilee awards and coal-equivalent payments
  - revalued by an actuary in KGHM — PLN 13 610 thousand
  - revalued in subsidiaries — PLN 1 282 thousand
  (PLN 18 957 thousand accrued for the half-year)
- for liabilities arising from an agreement entered into between KGHM and the municipal authorities of Grębocice for the granting of approval to expand the tailings pond — PLN 19 556 thousand
  (PLN 19 556 thousand accrued for the half-year)
- for potential liabilities due to mining fees in KGHM charged to future costs, after annulment of the decision of the

Minister of the Environment by a judgement of the Supreme Administrative Court (PLN 15 408 thousand accrued for the half-year) — PLN 15 408 thousand

- for liabilities toward the State budget due to additional taxation and VAT penalties after a tax audit in KGHM for the year 2000 (PLN 9 628 thousand accrued for the half-year) — PLN 3 241 thousand
- for revaluation of provisions created in prior years for contested and unresolved issues (PLN 2 969 thousand accrued for the half-year) — PLN 2 944 thousand
- provision for warranted mining-related repairs (PLN 5 705 thousand accrued for the half-year) — PLN 5 705 thousand
- short term provisions recognised under accruals due to annual bonus payments, together with charges (PLN 143 342 thousand accrued for the half-year) — PLN 73 276 thousand

Provisions created in prior years were simultaneously released in the current quarter, due to:

- future liabilities towards employees with respect to retirement-disability rights, jubilee awards and coal-equivalent payments – after revaluation of estimates by actuary in KGHM (PLN 17 675 thousand accrued for the half-year) — PLN 12 032 thousand
- liabilities for other employee benefits (PLN 1 785 thousand accrued for the half-year) — PLN 1 785 thousand
- contingent environmental penalties, after realisation of investments (PLN 134 thousand accrued for the half-year) — PLN 134 thousand
- other provisions (PLN 565 thousand accrued for the half-year) — PLN 565 thousand

2. Deferred income tax provision, tax asset

Due to temporary differences in income tax and to an additional income tax charge for the year 2000 following a tax audit in the dominant entity, the provisions for deferred income tax and for the deferred tax asset were revalued in the current quarter.
In the provision for income tax there was a decrease of PLN 5 292 thousand.
For the half-year period there was an increase in this provision of PLN 17 690 thousand, of which the following was recognised:

- in the financial result PLN 4 779 thousand
- in shareholders' funds PLN 12 911 thousand

There was a decrease of the deferred tax asset in the current quarter of PLN 8 872 thousand.
In the accrued period the deferred tax asset increased by PLN 37 788 thousand, of which the following was recognised:

- in the financial result PLN 37 783 thousand
- in shareholders' funds PLN 5 thousand

3. Revaluation of assets

At the end of the current quarter there was a revaluation of current assets and liabilities. The results of this revaluation were charged either to the current financial result or to shareholders' funds.

The following was charged to the financial result:
- increase of the write off for trade debtors — PLN 16 655 thousand

of which:

- a change in the rate for valuation of debtor/creditor balances expressed in foreign -currencies in KGHM — PLN 1 654 thousand
- doubtful debtors of Telefonia Dialog S.A. — PLN 10 512 thousand

(PLN 17 317 thousand accrued for the half-year)

- results of the revaluation of tangible fixed assets and current assets to their net sale price (PLN 2 153 thousand accrued for the half-year) — PLN 1 828 thousand

- results of changes in the fair value of derivative instruments, with respect to open trading and hedging transactions, in an amount reflecting the ineffective part of the hedge (PLN 26 733 thousand accrued increase for the half-year) — (PLN 4 425 thousand)

Due to the revaluation of open future cash flow hedging transactions in an amount reflecting the effective part of the hedge, after recognising settlement of these transactions and after recognising the provision for deferred tax in KGHM, shareholders' funds in the current quarter were increased in the amount of — PLN 49 444 thousand

of which: from revaluation of credit drawn in USD shareholders' funds were increased in the amount of	PLN 7 599 thousand
Accrued shareholders' funds for the half-year were increased in the amount of	PLN 20 953 thousand
of which: from revaluation of credit drawn in USD shareholders' funds were decreased in the amount of	PLN 18 604 thousand

III. LIST OF ACHIEVEMENTS OR FAILURES OF THE CAPITAL GROUP DURING THE SECOND QUARTER OF 2002 TOGETHER WITH A LIST OF THE MOST IMPORTANT RELATED EVENTS.

1. Investment in entities related to KGHM Polska Miedź S.A.

During the period covered by this report the following investments were made in subordinate entities:

- On 28 March 2002 KGHM Polska Miedź S.A. paid PLN 11 000 thousand to Telefonia DIALOG S.A. to cover instalments due on the payment of share capital. A further instalment of PLN 15 000 thousand was paid on 30 July 2002. As at the date of preparation of this report, PLN 174 000 thousand remained to be paid for the coverage of share capital. This will be accomplished by KGHM Polska Miedź S.A. in the following manner: PLN 74 000 thousand by end-2002 and PLN 100 000 thousand by end-2003 .

- On 11 June 2002 KGHM Metale S.A. entered into an agreement with WFP HEFRA S.A. for the acquisition of 1 156 250 shares of WFP Hefra S.A. in the amount of PLN 7 400 thousand, representing the nominal value of these shares. The assets acquired represent 47.44% of the share capital of WFP Hefra S.A. These shares were acquired in July 2002. Following this acquisition, KGHM Metale S.A. owns 90.24% of the share capital of WFP Hefra S.A.

- On 7 June 2002 a change was registered in the level of share capital of PeBeKa S.A. with its registered head office in Lubin. The share capital of this company was increased by PLN 4 000 thousand and currently amounts to PLN 15 115 thousand. DSI S.A. owns 100% of the shares of PeBeKa Sp. z o.o.

2. The sale of shares

- On 28 June 2002 Dolnośląska Spółka Inwestycyjna S.A. transferred the ownership rights to 81% of the shares of ZUW Sp. z o.o. to the company URBEX Spółka z o.o. with its registered head office in Osiek. The nominal value of the shares sold amounts to PLN 5 672 thousand, their book value PLN 3 648 thousand, with a sale price of PLN 4 862 thousand. Following this transaction, DSI S.A. owns 19% of the shares of ZUW Sp. z o.o. URBEX Sp. z o.o. obligated itself to purchasing the remaining shares by end-2004 .

3. Reductions in share capital of entities related to KGHM Polska Miedź S.A.

- On 24 April 2002 the General Meeting of KGHM Metraco Sp. z o.o. resolved to reduce the share capital of the company through the retirement of 400 shares belonging to minority shareholders, having a total

value of PLN 200 thousand. Compensation for the retired shares was equal to the book value of these shares as estimated on 31 December 2001. Following registration of this decrease, the stake of KGHM Polska Miedź S.A. in the capital of this company was reduced to 98.96%.

- On 20 June 2002 a decrease in share capital was registered for the company Pol-Miedź Trans Sp. z o.o. of PLN 200. The share capital was reduced through the retirement of 2 shares having a nominal value of PLN 100 each, belonging to KGHM Polska Miedź S.A. Compensation for the retired shares was equal to the book value of these shares as estimated on the last day of the month preceding registration of this reduction in capital by the National Court of Registration. Retirement of these shares was required in order to adapt the nominal per-share value to the regulations of the new Commercial Partnerships and Companies Code.

4. Other events which occurred during the period covered by this report

- On 5 June 2002 the three fixed-line telephone operators Telefonia DIALOG S.A., Netia Telekom S.A. and El Net S.A. signed an agreement on co-operation. In this agreement the operators expressed their interest in co-operation with respect to exploitation of their common infrastructure, the development of telecommunications services and improvements in regulation of the telecommunications market. This agreement is a continuation of the mutual activities of independent operators aimed at the growth of the market.

- The Ministry of Infrastructure again extended the deadline for payment of a licensing fee, to 31 December 2002. Based on the law currently being developed, licensing fees will be exchangeable in three ways: for the investment liabilities of a company, for shares to be obtained by the State Treasury, or for bonds likewise to be obtained by the State Treasury.

- In the first quarter of 2002 a tender was made towards selected investment banks, aimed at achieving a passive investor for Telefonia Dialog S.A. At present talks are being held with potential investors.

- On 25 March 2002 the General Meetings of DFM Zanam Sp. z o.o. and of ZM Legmet obliged the management boards of these companies to initiate proceedings aimed at the merger of these companies. As a result, in May 2002 the management boards of ZM Legmet Sp. z o.o. and of DFM Zanam Sp. z o.o. passed a decision to merge. A plan is currently being developed for their merger. These companies are owned by DSI S.A.

- On 5 April a Letter of Intent was signed between DSI S.A. and PHZ Bumar Sp. z o.o. and with Mr. Ryszard Dimmich, a co-owner of Fadroma Development Sp. z o.o. The intention of the parties is to consolidate the sector of Polish producers of machinery applied in mining and construction through the creation of a single entity, based on the assets of those companies belonging to the signatories of this Letter, i.e. DFM Zanam Sp. z o.o., ZM Legmet Sp. z o.o. and Fadroma Development. Sp. z o.o.
- On 28 June 2002 the General Meeting of Naturopak Sp. z o.o. resolved to liquidate the company. DSI S.A. owns 27.5% of the shares of this company.

- On 15 May 2002 the company LCP Inkubator Przedsiębiorstw S.A. was removed from the National Court of Registration. This action was the result of the decision taken in 1999 to liquidate the company.

In addition KGHM Polska Miedź S.A., together with the investment funds KGHM Metale S.A. and DSI S.A., finance companies related by the acquisition of debt bills and bonds. The highest such amounts are represented by the bonds of Telefonia DIALOG S.A., which were acquired by KGHM Polska Miedź S.A. These transactions are detailed in point X of this report.

IV. FACTORS AND EVENTS, IN PARTICULAR THOSE OF AN ATYPICAL NATURE, HAVING A SIGNIFICANT IMPACT ON THE FINANCIAL RESULTS.

1. Financial result

The consolidated financial result for the current period is a loss in the amount of PLN 66 754 thousand, and a loss for the accrued current period of PLN 6? 814 thousand, comprised of:

• the result of the dominant entity – a profit of (PLN 102 715 thousand accrued for the half-year)	PLN 43 045 thousand
• individual results of subsidiaries – an excess of losses over profits (PLN 155 376 thousand accrued for the half-year) of which for Telefonia Dialog S.A. – a loss of (PLN 154 962 thousand)	(PLN 103 690 thousand)
• share in the results of entities valued by the equity method - a loss of (with a profit of PLN 1 484 thousand accrued for the half-year)	(PLN 189 thousand)
• consolidation adjustments of the result (PLN (12 637 thousand) accrued for the half-year)	(PLN 5 920 thousand)
of which:	
- write-off of reserve capital (PLN 484 thousand accrued for the half-year)	PLN 120 thousand
- share of minority shareholders in the results (PLN (707 thousand) accrued for the half-year)	(PLN 386 thousand)
- dividends paid in the Group (PLN (7 542 thousand) accrued for the half-year)	(PLN 4 399 thousand)
- result of sale of subsidiary entity (PLN 3 054 thousand accrued for the half-year)	PLN 3 054 thousand
- result of sale of associated entity (PLN (4 069 thousand) accrued for the half-year)	--
- exchange rate differences from conversion (PLN 6 838 thousand accrued for the half-year)	PLN 3 307 thousand
- adjustment to interest in the Group recognised in fixed assets under construction (PLN (5 656 thousand) accrued for the half-year)	(PLN 960 thousand)
- adjustment to profits on unrealised sales (PLN 1 275 thousand accrued for the half-year)	PLN 48 thousand
- profit from transfer of assets within the Group (PLN (1 418 thousand) accrued for the half-year)	(PLN 871 thousand)
- release of provision for permanent diminution in value of shares (PLN (3 000 thousand) accrued for the half-year)	(PLN 3 000 thousand)
- other conciliation adjustments (PLN (1 896 thousand) accrued for the half-year)	(PLN 2 833 thousand)

2. Revenues and costs of operating activities

Within the structure of revenues from sales of the Capital Group in the current half-year, over 80% represents the sale of copper, silver and copper products. Export sales represent around 60% of total revenues.

The lower level of revenues in comparison to the comparable half-year period was a result among others of lower copper prices and depreciation of the Polish złoty.

Alongside a fall in costs in the accumulated current period – profits from sales of the Group, in relation to the comparable prior period, increased by 16.2 %.

3. Other operating activities

The result on other operating activities was an excess of costs over income of PLN 18 943 thousand, the result among others of the following:

- with respect to income – the release of provisions, reversal of debtor write-offs and adjustments to costs of prior years due to overpayment of the real estate tax on underground structures,
- with respect to costs – the creation of provisions for future liabilities, revaluation of doubtful debtors and the revaluation of tangible assets .

EXEMPTION NUMBER: 82 4639

4. Financial activities

The result on financial activities was an excess of costs over income of PLN 127 063 thousand, the result of:

- with respect to income – interest received from loans granted, from bank accounts and from debtors, profit from the sale of investments and revaluation of derivative instruments,

- with respect to costs – interest paid on credit, revaluation of derivative instruments and the surplus of negative exchange rate differences over positive.

V. LIST OF EVENTS WHICH OCCURRED AFTER 30 JUNE 2002 WHICH ARE NOT REFLECTED IN THIS REPORT, BUT WHICH COULD HAVE A SIGNIFICANT IMPACT ON THE FUTURE FINANCIAL RESULTS OF THE CAPITAL GROUP

1. Disposal of investments

On 26 July 2002 KGHM Polska Miedź S.A. sold the following to KGHM Metale S.A.:
- 1 884 478 registered shares of "Aquakonrad S.A. in liquidation", having a nominal value of PLN 42 each. The shares sold represent 90.40% of the share capital of "Aquakonrad S.A. in liquidation" and grant the right to 84.11 % of the votes on the General Meeting. The book value of these shares in the accounts of KGHM Polska Miedź S.A. amounted to PLN 742 thousand. The total sale price of these shares was PLN 19 thousand. Following the above transaction, KGHM Polska Miedź S.A. no longer owns shares of the company "Aquakonrad S.A. in liquidation".
- 200 000 bearer shares and 157 143 registered shares of Dolnośląska Spółka Inwestycyjna (DSI) S.A., having a nominal value of PLN 100 each. The assets sold represent 22.54% of the share capital of DSI S.A and 22.54 % of the votes at the General Meeting. The book value of the above-mentioned shares in the accounts of KGHM Polska Miedź S.A. was PLN 30 188 thousand. The total sale price is PLN 30 000 thousand. KGHM Polska Miedź S.A. holds a 77.46% stake in DSI S.A after this transaction.
This transaction comprising the disposal and acquisition of shares was carried out through the Bank Gospodarki Żywnościowej S.A. Brokerage House with registered head office in Warsaw.

2. The merger of indirect subsidiaries.

On 23 July 2002 the merger of indirect subsidiaries WFP Hefra S.A. and FNS Lefana Sp.z o.o. was registered. The merger was carried out by the transferance of all assets of FNS Lefana Sp.z o.o. to WFP Hefra S.A.

3. Payment made for coverage of capital.

On 30 July 2002 KGHM Polska Miedź S.A. made a payment of PLN 15 000 thousand representing a further tranche for coverage of the share capital of Telefonia Dialog S.A.

4. Payment of special bonus.

On the basis of a decision passed by resolution of the Management Board of KGHM Polska Miedź S.A. dated 10 July 2002, on 31 July 2002 a special bonus was paid for the month of July, which together with related costs represents a charge to the Company of PLN 31 670 thousand.

VI. POSITION OF THE MANAGEMENT BOARD WITH RESPECT TO THE POSSIBILITY OF ACHIEVING PREVIOUSLY-PUBLISHED FORECASTS OF RESULTS FOR THE YEAR 2002, IN LIGHT OF THE RESULTS PRESENTED IN THIS CONSOLIDATED QUARTERLY REPORT RELATIVE TO FORECAST RESULTS

The Management Board of KGHM Polska Miedź S.A. has not published a forecast with respect to the financial results of the Capital Group. Forecasts which are published relate solely to the dominant entity. Information in this regard may be found in the quarterly report of KGHM Polska Miedź S.A. published on 5 August 2002.

EXEMPTION NUMBER: 82 4639

VII. SHAREHOLDERS HOLDING AT LEAST 5% OF THE TOTAL NUMBER OF VOTES ON THE GENERAL MEETING OF THE DOMINANT ENTITY AS AT THE DATE OF PUBLICATION OF THIS REPORT, AND CHANGES IN THE OWNERSHIP STRUCTURE OF SIGNIFICANT PACKETS OF SHARES.

Shareholder	Shares held on 31 March 2002 (same number of votes)	Percentage share capital held on 31 March 2002 (same number of votes at General Meeting)	Shares held on 30 June 2002 (same number of votes)	Percentage share capital held on 30 June 2002 (same number of votes at General Meeting)
State Treasury	88 567 589	44.28%	88 567 589	44.28%
Deutsche Bank Trust Company Americas (depositary bank in the depositary receipt program)	29 642 160	14.82%	26 429 666	13.21%
Powszechna Kasa Oszczędności Bank Polski S.A.	10 750 922	5.38%	10 750 922	5.38%

After the balance sheet date KGHM Polska Miedź S.A. was informed that Deutsche Bank Trust Company Americas reduced its ownership in the share capital of the Company, and on 31 July 2002 owned 25 279 662 shares of KGHM Polska Miedź S.A., representing 12.64 % of the share capital and an equivalent number of votes on the General Meeting of the Company.

VIII. CHANGES IN OWNERSHIP OF SHARES OF THE DOMINANT ENTITY OR OF RIGHTS TO THEM (OPTIONS) IN THE 2ND QUARTER OF 2002 BY MANAGEMENT OR SUPERVISORY PERSONNEL OF THE DOMINANT ENTITY.

Position / function	First name, surname	Shares held as at 31 March 2002	Shares bought in Q2 2002	Shares sold in Q2 2002	Shares held as at 30 June 2002
President of the Management Board	Stanisław Speczik	0	0	0	0
Vice President of the Management Board	Stanisław Siewierski	8455	0	0	8455
Vice President of the Management Board	Witold Bugajski	505	0	0	505
Vice President of the Management Board	Grzegorz Kubacki	710	0	0	710
Vice President of the Management Board	Jarosław Andrzej Szczepek	0	0	0	0
Chairman of the Supervisory Board	Bohdan Kaczmarek	0	0	0	0
Vice Chairman of the Supervisory Board	Jerzy Markowski	2629	0	0	2629
Secretary of the Supervisory Board	Jan Rymarczyk	0	0	0	0
Member of the Supervisory Board	Józef Czyczerski	710	0	0	710
Member of the Supervisory Board	Leszek Hajdacki	24	0	0	24
Member of the Supervisory Board	Witold Koziński	0	0	0	0
Member of the Supervisory Board	Ryszard Kurek	810	0	0	810
Member of the Supervisory Board	Janusz Maciejewicz	524	0	0	524
Member of the Supervisory Board	Marek Wierzbowski	no data	no data	no data	no data

IX. LIST OF PROCEEDINGS BEING PURSUED IN A COURT, AN APPROPRIATE BODY FOR ARBITRATION, OR IN A BODY OF PUBLIC ADMINISTRATION.

The total value of liabilities and debtors of KGHM Polska Miedź S.A. and its subsidiaries, arising in connection with on-going proceedings as at 30 June, 2002 before the public courts, bodies appropriate for arbitration proceedings and bodies of public administration, represents less than 10% of the shareholders' funds of the Company.

X. INFORMATION ON TRANSACTIONS ENTERED INTO BY KGHM POLSKA MIEDŹ S.A. ("THE COMPANY") OR A SUBSIDIARY WITH RELATED ENTITIES WITHIN THE FINANCIAL YEAR, WHICH ARE NOT TYPICAL TRANSACTIONS ENTERED INTO UNDER MARKET CONDITIONS BETWEEN RELATED ENTITIES AND DO NOT ARISE FROM THE CURRENT OPERATING ACTIVITIES OF THE COMPANY OR A SUBSIDIARY, BUT WHOSE VALUE EXCEEDS THE PLN-EXPRESSED EQUIVALENT OF EUR 500 000.

1. Transactions entered into between Fundusz Inwestycji Kapitałowych KGHM Metale SA in Lubin (a subsidiary of the Company) and Warszawska Fabryka Platerów "Hefra" SA in Warsaw (a subsidiary of KGHM Metale S.A.), relating to the acquisition by KGHM Metale S.A. of discount bearer bonds issued by WFP „Hefra" S.A. in the amount of PLN 4 400 thousand, the buyback by WFP „Hefra" S.A. of bonds in the amount of PLN 10 500 thousand and the rollover of bonds of WFP „Hefra" S.A. in the amount of PLN 7 300 thousand. Total value of these transactions is PLN 22 200 thousand. The highest value transaction was entered into on 20 February 2002 and relates to the buyback of bonds issued on 20 November 2001 by WFP "Hefra" SA for the nominal amount of PLN 2 500 thousand. The purchase price of the bonds was PLN 2 405 thousand, with an interest rate of WIBOR 3M + 1.3%.
2. Transactions entered into between WFP"Hefra" SA (a subsidiary of KGHM Metale S.A.) and Lefana Sp. z o.o. (a subsidiary of WFP"Hefra" SA) relating to the acquisition by WFP"Hefra" SA of discount bearer bonds issued by Lefana Sp. z o.o. in the amount of PLN 900 thousand, and also the rollover of bonds of Lefana Sp. z o.o. in the amount of PLN 4 000 thousand. Total value of these transactions is PLN 4 900 thousand. The last of these transactions having the highest value was entered into on 16 June 2002 and relates to the purchase of bonds in the nominal amount of PLN 600 thousand. Interest rate of the bonds is WIBOR 3M +2.1%.
3. Transactions entered into between KGHM Polska Miedź SA, a Telefonią DIALOG SA (a subsidiary of the Company) relating to the acquisition by KGHM Polska Miedź S.A. of bonds issued by Telefonia DIALOG SA in the amount of PLN 178 078 thousand, and also the rollover of bonds of Telefonia DIALOG SA in the amount of PLN 1 209 000 thousand. Total value of these transactions is PLN 1 387 078 thousand. The highest value transaction was entered into on 28 June 2002 and relates to the rollover of 8 000 bonds of Telefonia Dialog S.A. in the nominal amount of PLN 800 000 thousand for the period from 28 June 2002 to 28 September 2002. Interest rate of the bonds is WIBOR 1M + a margin of 1.2%.
4. Transactions entered into between Dolnośląska Spółka Inwestycyjna SA in Lubin (a subsidiary of the Company) and ZM LEGMET Sp. z o.o. (a subsidiary of DSI S.A.) relating to the purchase by DSI S.A. of commercial paper (the civil law debt bonds of ZM LEGMET) in the amount of PLN 6 200 thousand and the buyback by ZM LEGMET Sp. z o.o. of commercial paper in the amount of PLN 600 thousand. Total value of these transactions is PLN 6 800 thousand. The highest value transaction was entered into on 24 April 2002 and relates to the purchase of bonds in the amount of PLN 2 100 thousand having an annual return of 12%.

XI. INFORMATION ON THE GRANTING BY KGHM POLSKA MIEDŹ S.A. OR BY A SUBSIDIARY OF SECURITY ON CREDIT OR LOANS, OR OF GUARANTEES – IN TOTAL TO A SINGLE ENTITY OR SUBSIDIARY, IF THE TOTAL VALUE OF EXISTING SECURITIES OR GUARANTEES REPRESENTS THE EQUIVALENT OF AT LEAST 10% OF THE SHAREHOLDERS' CAPITAL OF THE DOMINANT ENTITY

During the period from 1 January to 30 June 2002 neither KGHM Polska Miedź S.A. nor its subsidiaries granted securities on credit or loans, nor did they grant guarantees to a single entity or subsidiary whose total value would represent at least 10% of the shareholders' funds of KGHM Polska Miedź S.A.

EXEMPTION NUMBER: 82 4639

XII. OTHER INFORMATION IMPORTANT FOR EVALUATION OF THE EMPLOYMENT, ASSETS, FINANCES AND FINANCIAL RESULT AND ANY CHANGES THERETO, AND OF INFORMATION WHICH IS IMPORTANT FOR EVALUATING THE CAPACITY OF THE CAPITAL GROUP TO MEET ITS LIABILITIES

The Treasury Office in Wrocław overturned a decision of a body of the first instance and ruled that the results of a tax audit for the year 2000 in KGHM relating to corporate income tax and VAT be reviewed once again. This additional taxation which is contested by the Company, and which is very likely to result in a favourable opinion for the Company, remains in the accounts as an off-balance sheet item in the amount of PLN 48 865 thousand. In the case of personal income tax, the decision of the body of the first instance was sustained.

XIII. LIST OF FACTORS WHICH WILL HAVE AN IMPACT ON THE FINANCIAL RESULTS OF THE CAPITAL GROUP ACHIEVED, AT THE LEAST IN THE COMING QUARTER

The largest impact on the Capital Group is from the dominant entity and from Telefonia Dialog S.A., as a result of which those significant factors impacting the results of the Capital Group are:

- copper and silver prices on metals markets,
- the USD exchange rate, and
- electrolytic copper production costs in the dominant entity,
- the losses of Telefonia Dialog S.A., and
- the credit servicing costs of KGHM Polska Miedź S.A.

GŁÓWNY KSIĘGOWY
Zenon Sadlik

PREZES ZARZĄDU
Stanisław Speczik

WICEPREZES ZARZĄDU
Stanisław Siewierski